UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2018.
Commission File Number 001-38179
KIRKLAND LAKE GOLD LTD.
(Translation of registrant’s name into English)
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120
Toronto, Ontario, Canada
M5J 2J1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F [  ]          Form 40-F [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kirkland Lake Gold Ltd.

/s/ Philip C. Yee
Date: February 21, 2018	Philip C. Yee
Executive Vice-President and Chief Financial Officer

INDEX TO EXHIBITS

99.1
Audited consolidated financial statements of Kirkland Lake Gold Ltd. as at December 31, 2017 and December 31, 2016 and for the years then ended, together with the report of the independent registered public accounting firm of Kirkland Lake Gold Ltd. thereon

99.2	Management’s Discussion and Analysis for the year ended December 31, 2017
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer
99.5	News Release dated February 21, 2018